SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U5S

ANNUAL REPORT

For the Year Ended December 31, 2003

Filed Pursuant to the Public Utility Holding Company Act of 1935

by

UNITIL CORPORATION

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

ITEM 1.

SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003

Name of Company / Type of Business	Number of Common Shares Owned	% of Voting Power	Issuer Book Value ($000’s)	Owner’s Book Value ($000’s)
Unitil Corporation (UTL)
Unitil Energy Systems, Inc. (UES) – Electric Utility(1)	131,746	100%	37,373	37,373
Fitchburg Gas and Electric Light Company (FG&E) – Electric Utility and Gas Utility	1,244,629	100%	42,039	42,039
Unitil Power Corp. (UPC) – Wholesale Electric Power Company	100	100%	111	111
Unitil Realty Corp. (URC) – Real Estate Management	100	100%	2,079	2,079
Unitil Service Corp. (USC) – Service Company	100	100%	3	3
Unitil Resources, Inc. (URI) (Consolidated) – Energy Brokering and Advisory Services	100	100%	183	183
Usource, Inc.
Usource L.L.C.

NOTES:

(1)	In December 2002, Exeter & Hampton Electric Company (E&H), a wholly- owned subsidiary of Unitil, was merged with and into Concord Electric Company (CECo), also a wholly-owned subsidiary of Unitil. CECo changed its name to UES immediately following the merger.

ITEM 2.

ACQUISITIONS OR SALES OF UTILITY ASSETS

Information concerning acquisitions or sales of utility assets by System companies not reported in a certificate filed pursuant to Rule 24.

NONE

ITEM 3.

ISSUE, SALE, PLEDGE, GUARANTEE, OR ASSUMPTION OF SYSTEM SECURITIES

Name of Issuer and Title of Issue	Name of Company Issuing, Selling, Pledging, Guaranteeing or Assuming	Brief Description of Transaction	Consideration		Authorization or Exemption
			(000’s)

Unitil Corporation (UTL)	UTL	Issued on Various Dates, 28,714 Shares in Connection with the Company’s Dividend Reinvestment and Stock Purchase Plan and its 401(k) plans.	$717		HCAR No. 35-25677, 35-26663 and 35- 27207

Unitil Corporation (UTL)	UTL	On October 29, 2003, the Company raised approximately $16.9 million (after deducting underwriting discounts and commissions and the estimated expenses of the offering) through the sale of 717,600 shares of its common stock at a price of $25.40 per share in a registered public offering. The offering was increased from an original 520,000 shares to reflect a 20% upsizing of the transaction (104,000 shares) and the exercise of a 15% underwriters’ over-allotment (93,600 shares).	$16,911		HCAR No. 35-27739

Unitil Corporation (UTL)	UTL	On May 12, 2003, the Company issued awards for 10,600 restricted shares in conjunction with its Restricted Stock Plan. These shares vest 25% annually.	N/A		HCAR No. 35-27829

Short-term Bank Borrowings	UTL, UES, FG&E, USC, URC, UPC, URI	Bank Borrowings Made on Various Dates and Such Funds Lent to Affiliates Under the Unitil Cash Pool	(A	)	HCAR No. 35-27691

(A)	Maximum borrowing authority at December 31, 2003 was $52,000,000. Borrowings outstanding at December 31, 2003 were $22,410,000.

ITEM 4.

ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

Name of Issuer and Title of Issue	Name Of Company Acquiring, Redeeming, or Retiring Securities	Consideration	Extinguished (EXT) Distributed (D) or Held (H) For Further Disposition		Authorization or Exemption
		(In Whole Dollars)
Unitil Corporation (UTL)
Common Stock, No Par Value	Unitil Corp.	$73,258	D & H	(1)	Rule 42
Unitil Energy Systems, Inc. (UES)
Redeemable Preferred Stock $100 Par Value
8.25 % Series	UES	$9,800	EXT		Rule 42
8.75 % Series	UES	$19,500	EXT		Rule 42
Fitchburg Gas and Electric Light Company (FG&E)
Redeemable Preferred Stock $100 Par Value
5.125% Series	FG&E	$24,100	EXT		Rule 42

NOTES:

(1)	Common Stock Purchased on the Open-Market related to Board of Director Retainer Fees and Employee Length of Service Awards.

ITEM 5.

INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES AS OF DECEMBER 31, 2003

1.	Aggregate amount of Investments in persons operating in the retail service area.

Name of Company	Name of Issuer	Nature of Issuer’s Business	Description of Securities	Number of Shares	Percent of Voting Power	Owner’s Book Value (In Dollars)
UES	Concord Regional Development Corp.	Economic Development	Common Stock	120	None	$3,000

UES	Collins & Aikman Group	Retail	12% S. F. Debenture		None	$500

UES	Collins & Aikman Group Inc.	Retail	Capital Stock	3	None	$6

FG&E	Massachusetts Business Development Corp.	Economic Development	Common Stock	350	None	$3,500

FG&E	Boundary Gas, Inc.	Gas Distribution	Common Stock	0.57	None	$57

2.	Securities owned not included in 1 above.

None.

ITEM 6.

OFFICERS AND DIRECTORS OF UNITIL CORPORATION AND SUBSIDIARIES

Part I. As of December 31, 2003:

LEGEND OF ABBREVIATIONS

CB	Chairman of the Board
D	Director
CEO	Chief Executive Officer
P	President
COO	Chief Operating Officer
CFO	Chief Financial Officer
SEVP	Senior Executive Vice President
EVP	Executive Vice President
SVP	Senior Vice President
VP	Vice President
T	Treasurer
AT	Assistant Treasurer
S	Secretary/Clerk
C	Controller

Name and Business Address	Unitil	UES	FG&E	USC	URC	UPC	URI	Usource
Robert G. Schoenberger 6 Liberty Lane West Hampton, NH 03842	D, CB, CEO	D, P	D, P	D	D	D

Michael J. Dalton 6 Liberty Lane West Hampton, NH 03842	D	D	D

David P. Brownell 4 Evergreen Way Stratham, NH 03885	D	D	D

Albert H. Elfner, III 53 Chestnut Street Boston, MA 02108	D	D	D

Ross B. George 12 Treehaven Lane Austin, TX 78738	D	D	D

Michael B. Green 250 Pleasant Street Concord, NH 03301	D	D	D

Eben S. Moulton 55 Ferncroft Road Danvers, MA 01923	D	D	D

M. Brian O’Shaughnessy One Revere Park Rome, NY 13440	D	D	D

Charles H. Tenney, III P.O. Box 428 Sherborn, MA 01770	D	D	D

Edward F. Godfrey 1354 Dublin Drive Richmond Hill, GA 31324	D	D	D

Sarah P. Voll 4000 Cathedral Ave, NW Apt 652B Washington, DC 20016	D	D	D

Mark H. Collin 6 Liberty Lane West Hampton, NH 03842	SVP, CFO, T	T	T	D, P, T	D, SVP, T	D, T

George R. Gantz 6 Liberty Lane West Hampton, NH 03842		SVP	SVP	SVP, D	D

Thomas P. Meissner, Jr. 6 Liberty Lane West Hampton, NH 03842		SVP	SVP	D, VP

David K. Foote 6 Liberty Lane West Hampton, NH 03842		VP	SVP	VP		D, P

George E. Long, Jr. 6 Liberty Lane West Hampton, NH 03842				D, VP	D, P

Raymond J. Morrissey 6 Liberty Lane West Hampton, NH 03842				VP			D, S	D, S

Todd R. Black 6 Liberty Lane West Hampton, NH 03842				VP			D, P	D, P

ITEM 6. (continued)

Name and Business Address	Unitil	UES	FG&E	USC	URC	UPC	URI	Usource

Laurence M. Brock 6 Liberty Lane West Hampton, NH 03842		C	C	VP, C	C	C	D, T, C	D, VP, T

Sandra L. Whitney 6 Liberty Lane West Hampton, NH 03842	S	S	S	S	S	S

Charles J. Kershaw, Jr. 6 Liberty Lane West Hampton, NH 03842		AT	AT	AT	AT	AT	AT

Part II. Each officer and director with a financial connection within the provisions of Section 17(c) of the Act are as follows:

Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rule
Eben S. Moulton	Seacoast Capital Corporation Danvers, MA	President	70(c)

Michael B. Green	Merrimac County Savings Bank Concord, NH	Director	70(c)

Part III. The disclosures made in the System companies’ most recent proxy statement and annual report on Form 10-K with respect to items (a) through (f) follow:

(a) COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS’ COMPENSATION

In 2003, members of the Board of Directors who are not officers of Unitil or any of its subsidiaries received an annual retainer fee of $7,000 in cash and $5,500 in Unitil Common Stock, as well as $1,000 for each Board Meeting attended. Members of the Executive Committee who are not officers of Unitil or any of its subsidiaries received an annual retainer fee of $3,000 and $1,000 for each meeting attended. The Chairman of the Executive Committee received an annual retainer fee of $15,000, and $1,000 for each meeting attended. Members of the Audit Committee and Compensation Committee received an annual retainer fee of $3,000 and $1,000 for each meeting attended. The Chairman of the Audit Committee and the Chairman of the Compensation Committee received an annual retainer fee of $4,000, respectively, and $1,000 for each meeting attended. Members of the Nominating Committee do not receive an annual retainer or meeting fees. Those Directors of Unitil who also serve as Directors of FG&E and Unitil Energy and who are not officers of Unitil or any of its subsidiaries received a meeting fee of $100 per subsidiary meeting attended and no annual retainer fee from FG&E or Unitil Energy. All Directors are entitled to reimbursement of expenses incurred in connection with attendance at meetings of the Board of Directors and any Committee on which they serve.

As part of the Company’s overall support for charitable institutions, the Company has a program that provides a perpetual gift of $1,000 annually to the Greater Seacoast United Way (“United Way”) on behalf of each Director who retires from the Board. The Director(s) receive no financial benefit from this program as the charitable deductions accrue solely to the Company. No Directors retired from the Board in 2003.

The Unitil Corporation Directors’ Deferred Compensation Plan (“Deferred Plan”) was established in 1999 for the purpose of allowing non-employee members of the Board to defer payment of all or a specified part of compensation for services performed as a Director. The Deferred Plan is administered by the Compensation Committee and stipulates that eligible Directors may elect to defer all or a portion of their cash retainer and meeting fees. Separate accounts are maintained for each Director participant, which are an unfunded liability of the Company. Additionally, accounts are credited monthly with interest based on the current rate of 60-month Treasury bills. Funds contributed and interest credited is tax deferred until withdrawn from the Deferred Plan. Director participants may elect to withdraw funds from the Deferred Plan after a fixed amount of time, upon resignation or retirement from the Board, upon death or disability, or upon a Change in Control. Withdrawals may be taken in cash, either in one lump sum or in a series of installments. During 2003, no Directors participated in the Deferred Plan.

EXECUTIVE COMPENSATION

The table below shows the compensation Unitil and its subsidiaries has paid to its Chief Executive Officer and its four other most highly compensated officers whose total annual salary and bonus were at least $100,000 during the year 2003.

Name and Principal Position (1)	Year			Other Annual Comp. ($)	Long Term Compensation					All Other Comp. ($)
		Annual Compensation			Awards				Payout
		Salary ($)	Bonus ($)(2)		Restricted Stock Awards ($)(3)		Options (#)		LTIP Payout
Robert G. Schoenberger Chairman of the Board, Chief Executive Officer & President	2003 2002 2001	$334,400 304,000 292,000	$200,640 129,200 116,800	— — —	$96,520 — —	(4)	0 0 20,000	(5) (5) (6)	— — —	$7,518	(7)

Mark H. Collin Senior Vice President, Chief Financial Officer & Treasurer	2003 2002 2001	$148,000 126,000 117,000	$53,280 26,775 23,400	— — —	$19,304 — —	(8)	0 0 2,000	(5) (5) (6)	— — —	$5,538	(9)

Thomas P. Meissner, Jr. (10) Senior Vice President Unitil Service	2003 2002 2001	$155,833 — —	$65,450 — —	— — —	$33,782 — —	(11)	0 — —	(5)	— — —	$5,389	(12)

George R. Gantz Senior Vice President, Unitil Service	2003 2002 2001	$159,420 151,109 144,602	$57,391 38,533 34,704	— — —	$19,304 — —	(13)	0 0 2,500	(5) (5) (6)	— — —	$5,522	(14)

Todd R. Black (15) Vice President Unitil Service	2003 2002 2001	$134,200 — —	$40,260 — —	— — —	$12,065 — —	(16)	0 — —	(5)	— — —	$5,037	(17)

NOTES:

(1)	Officers of the Company also hold various positions with subsidiary companies. Compensation for those positions is included in the above table.

(2)	Bonus amounts reflected are comprised of the Unitil Management Incentive Plan (“Incentive Plan”) cash awards paid in February, 2004, for 2003 results. The terms of the Incentive Plan provide a cash incentive opportunity if the Company meets certain pre-established performance targets (see “Other Compensation Arrangements”).

(3)	Shares of restricted stock were awarded under the Restricted Stock Plan in May 2003. Shares will vest at a rate of 25% per year, following the date of the grant. Values shown in column (f) represent the value of the award at the time of grant based on the closing price Unitil Common Stock on the day of the grant. Actual valuation of the awards granted under the Restricted Stock Plan will be the closing price of Unitil Common Stock on the day the shares vest (see “Other Compensation Arrangements”).

(4)	As of December 31, 2003, the value of Mr. Schoenberger’s 4,000 unvested restricted shares was $103,200.

(5)	No options were granted in 2002 or 2003 under the Stock Option Plan (“Option Plan”) to any Option Plan participant.

(6)	Options were granted in January, 2001, under the Option Plan. Options will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the date of the grant. As of February, 2004, 100% of options granted are vested and exercisable.

(7)	All Other Compensation for Mr. Schoenberger for the year 2003 includes 401(K) company contribution, and Group Term Life Insurance payment valued at $6,000 and $1,518, respectively.

(8)	As of December 31, 2003, the value of Mr. Collin’s 800 unvested restricted shares was $20,640.

(9)	All Other Compensation for Mr. Collin for the year 2003 includes 401(K) company contribution, and Group Term Life Insurance payment valued at $5,243 and $295, respectively.

(10)	Mr. Meissner became an executive officer of the Company following a management reorganization in January 2003, and the retirement of two former executive officers of the Company. Mr. Meissner assumed the title of Senior Vice President in February 2003.

(11)	As of December 31, 2003, the value of Mr. Meissner’s 1,400 unvested restricted shares was $36,120.

(12)	All Other Compensation for Mr. Meissner for the year 2003 includes, 401(K) company contribution and Group Term Life Insurance payment, valued at $5,075 and $314, respectively.

(13)	As of December 31, 2003, the value of Mr. Gantz’s 800 unvested restricted shares was $20,640

(14)	All Other Compensation for Mr. Gantz for the year 2003 includes, 401(K) company contribution and Group Term Life Insurance payment, and valued at $4,783 and $739, respectively.

(15)	Mr. Black became an executive officer of the Company following a management reorganization in January 2003, and the retirement of two former executive officers of the Company.

(16)	As of December 31, 2003, the value of Mr. Black’s 500 unvested restricted shares was $12,900.

(17)	All Other Compensation for Mr. Black for the year 2003 includes 401(K) company contribution and Group Term Life Insurance payment, valued at $4,803 and $234, respectively.

OTHER COMPENSATION ARRANGEMENTS

The table below provides information with respect to the value of unexercised options granted in prior years under the Key Employee Stock Option Plan (“KESOP”) and the value of unexercised options granted in prior years under the 1998 Stock Option Plan (“Option Plan”), respectively, to the named executive officers in the Summary Compensation Table and held by them as of December 31, 2003.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR (FY)

AND FY-END OPTION VALUES (1) (2)

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options at FY-End (#) Exercisable/ Unexercisable		Value of Unexercised In-the-Money Options at FY-End ($) Exercisable/ Unexercisable
(a)	(b)	(c)	(d)		(e)
Robert G. Schoenberger Chairman of the Board, Chief Executive Officer & President	—	—	exercisable unexercisable	94,495 0	exercisable unexercisable	$ $	356,224 0

Mark H. Collin Senior Vice President, Chief Financial Officer & Treasurer	—	—	exercisable unexercisable	5,000 0	exercisable unexercisable	$ $	0 0

Thomas P. Meissner, Jr. Senior Vice President, Unitil Service	—	—	exercisable unexercisable	3,000 0	exercisable unexercisable	$ $	0 0

George R. Gantz Senior Vice President, Unitil Service	—	—	exercisable unexercisable	7,500 0	exercisable unexercisable	$ $	0 0

Todd R. Black Vice President, Unitil Service	—	—	exercisable unexercisable	6,000 0	exercisable unexercisable	$ $	0 0

NOTES:

(1)	All options associated with the KESOP, with the exception of Mr. Schoenberger’s options, were exercised as of March 7, 1999.

(2)	Under the 1998 Option Plan, the options reported were granted in March, 1999, January, 2000, and January, 2001. No options were granted in 2002 or 2003.

EQUITY COMPENSATION PLAN BENEFIT INFORMATION

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
KESOP (1)	34,495	$13.17	29,101
Restricted Stock Plan (2)	—	N/A	166,900
Equity compensation plans not approved by security holders
1998 Option Plan (3)	107,000	$27.13	—

Total	141,495	$23.73	196,101

NOTES:

(1)	The KESOP was approved by shareholders in July 1989. Options were granted between January 1989 and November 1997.

(2)	The Restricted Stock Plan was approved by shareholders in April 2003. 10,600 shares of restricted stock were awarded to Plan participants in May 2003.

(3)	The 1998 Option Plan was adopted by the Board of Directors of the Company in December 1998. At the time of adoption, the 1998 Option Plan was not required, under American Stock Exchange rules, to obtain shareholder approval. Options were granted in March 1999, January 2000, and January 2001. On January 16, 2003, the Board of Directors terminated the Option Plan upon the recommendation of the Compensation Committee. The Option Plan will remain in effect solely for the purposes of the continued administration of all options currently outstanding under the Option Plan. No further grants of options will be made thereunder.

The Restricted Stock Plan

In January, 2003, the Board of Directors adopted the Unitil Corporation Restricted Stock Plan (the “Stock Plan”). The Stock Plan was approved by the shareholders of the Company at the 2003 Annual Meeting of Shareholders. Issuances of shares under the Stock Plan are subject to the prior approval of the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935. The Company has applied for such approval, which it expects to obtain prior to the initial vesting of awards made in 2003, which occurs in May of 2004.

The objectives of the Stock Plan are to optimize the profitability and growth of the Company through incentives that are consistent with the Company’s goals and that link the personal interests of Participants to those of the Company’s shareholders, to attract and retain employees and directors of outstanding ability, and to promote teamwork among participants. The Compensation Committee is charged with the administration of the Stock Plan. Persons eligible to participate in the Plan include all employees, directors and consultants of the Company, its subsidiaries and its affiliates.

Awards under the Stock Plan are granted in the form of restricted shares of the Company’s Common Stock. Awards under the Stock Plan will vary each year based on the achievement of annual performance objectives that directly correlate with the annual performance objectives as defined by the Unitil Management Incentive Plan (“Incentive Plan”). The Incentive Plan is described more fully on page 20 and in the Compensation Committee Report on pages 13 and 14. The Stock Plan will provide awards of restricted shares of Company Common Stock that are tied directly to achievement of the Company’s strategic goals. Annual performance objectives are established each year by the Board of Directors. The percentage of the target award that a Stock Plan participant receives is also based upon subjective evaluations by the Compensation Committee, such as management’s performance in capitalizing on unplanned opportunities and responding to unforeseen problems. Target grant awards have been established that vary based upon the grade level of each participant’s position in the Company. Actual awards can be less than or greater than the target grant depending upon actual results achieved.

Awards vest fully over a period of four (4) years (the “Period of Restriction”) at a rate of 25% each year. The restricted shares may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated during the Period of Restriction. The restricted shares shall be subject to forfeiture if the participant ceases to be employed by the Company other than due to the participant’s death. Subject to restrictions under applicable law or as may be imposed by the Company, restricted shares underlying each Award made under the Stock Plan shall become freely transferable by the Participant at the end of the applicable Period of Restriction.

Participants holding restricted shares granted under the Stock Plan shall have all the rights of a shareholder of the Company, including the right to vote the restricted shares prior to vesting. Any cash dividends paid on the Restricted Shares prior to vesting may be credited to the participant’s account, and may be subject to such restrictions as the Compensation Committee may determine to be appropriate and as are set forth in the particular Award Agreement.

Awards may be grossed-up to offset the participant’s tax obligation in connection with the award. This gross-up feature is intended to prevent a participant from having to sell a portion of the shares granted in the award or previous awards in order to pay the taxes on the award, which would be a direct contradiction to one of the stated objectives of the Stock Plan, which is to encourage stock ownership in the Company. The Compensation Committee will take into account the value of the gross-up feature and reduce the size of the awards accordingly.

Upon the occurrence of a Change in Control, unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges, any restrictions and transfer limitations imposed on Restricted Shares shall immediately lapse. The term “Change in Control” is defined in substantially the same manner as in the Severance Agreements, as described on page 22.

The 1998 Stock Option Plan (“Option Plan”)

In December, 1998, the Board of Directors adopted the Unitil Corporation 1998 Stock Option Plan (“Option Plan”). The purpose of the Option Plan was to provide an incentive to key employees and directors of Unitil and its affiliates who are in a position to contribute materially to the long-term success of Unitil and/or its affiliates, to increase their interest in the welfare of Unitil and its affiliates, and to attract and retain employees and directors of outstanding ability. The Company had originally intended to grant stock options under the Option Plan each year through March 1, 2004, to certain employees and directors, for the purchase of up to 350,000 shares of Unitil Common Stock.

On January 16, 2003, the Board of Directors terminated the Option Plan upon the recommendation of the Compensation Committee. The Compensation Committee also recommended that the Company adopt a Restricted Stock Plan to replace the Option Plan. (See “Restricted Stock Plan,” above.) The Option Plan will remain in effect solely for the purposes of the continued administration of all options currently outstanding under the Option Plan. No further grants of options will be made thereunder.

Stock options granted under the Option Plan entitle the holders of those options to purchase up to the number of shares of common stock specified in the grant at a price established by the Committee. All grants were issued at 100% of market value at the time of the grant. Each option grant has a vesting period of three years and each grant expires ten years after the date of grant. Currently, all options still outstanding under the Option Plan are fully vested.

The Compensation Committee is charged with the administration of the Option Plan. The Option Plan authorizes the Compensation Committee to provide in the award agreements that the participant’s right to exercise the options provided for therein will be accelerated upon the occurrence of a Change in Control of Unitil. The term “Change in Control” is defined in substantially the same manner as in the Severance Agreements, as described on page 22. All of the award agreements entered into with participants in the Option Plan to date contain such a “Change in Control” provision.

To date, grants were made to certain management employees in March, 1999, January, 2000, and January 2001. No grants were made to any Option Plan participants in 2002 or 2003.

The Key Employee Stock Option Plan (“KESOP”)

The Key Employee Stock Option Plan (“KESOP”) was adopted by the Board of Directors on January 17, 1989, and approved by the Company’s shareholders on July 11, 1989. The KESOP authorized the Compensation Committee to provide in the award agreements that the participant’s right to exercise the options provided for therein will be accelerated upon the occurrence of a “Change in Control” of Unitil. The term “Change in Control” is defined in substantially the same manner as in the Severance Agreements, as described on page 22. Award agreements entered into with participants in the KESOP contain such a “Change in Control” provision. Award agreements also provide that, upon the exercise of an option on or after a Change in Control, Unitil shall pay to the optionee, within five business days, a lump sum cash amount equal to the economic benefit of the optionee’s outstanding options and associated dividend equivalents that the optionee would have received had the option remained unexercised until the day preceding the expiration of the grant.

Upon the exercise of any option by an employee and upon payment of the option price for shares of Unitil Common Stock as to which the option was granted (the “Primary Shares”), Unitil will cause to be delivered to such employee (i) the Primary Shares and (ii) the number of shares of Unitil Common Stock (the “Dividend Equivalent Shares”) equal to the dollar amount of dividends which would have been paid on the Primary Shares (and previously accrued Dividend Equivalent Shares) had they been outstanding, divided by the fair market value of Unitil Common Stock determined as of the record date for each dividend. All options granted under the KESOP, excluding Mr. Schoenberger’s options, described below, were granted in 1989 with an expiration date of 1999. All such options were exercised prior to March 7, 1999.

In accordance with the terms of Mr. Schoenberger’s 1997 employment agreement, on November 3, 1997, 25,000 options to purchase shares of Company stock were granted to Mr. Schoenberger under the KESOP. The options granted to Mr. Schoenberger became exercisable on November 3, 1998. In 1998, the Compensation Committee extended the expiration date of Mr. Schoenberger’s options until November 3, 2007. As of December 31, 2003, Mr. Schoenberger’s options are the only options outstanding under the KESOP and Mr. Schoenberger is the only participant in the KESOP.

Non-Equity Compensation Plan Benefit Information

The Company has in place, since December, 1998, a Management Incentive Plan and an Employee Incentive Plan to provide cash incentive payments that are tied directly to achievement of the Company’s strategic goals. Annual goals are established each year by the Board of Directors and payment of awards is made in February of the year following achievement of the goals. Target incentive payments have been established that vary based upon the grade level of each position. Actual awards can be less than or greater than the target payout depending upon actual results achieved.

Unitil maintains a tax-qualified defined benefit pension plan and related trust agreement (the “Retirement Plan”) that provides retirement annuities for eligible employees of Unitil and its subsidiaries. Since the Retirement Plan is a defined benefit plan, no amounts were contributed or accrued specifically for the benefit of any officer of

Unitil under the Retirement Plan. Directors of Unitil who are not and have not been officers of Unitil or any of its subsidiaries are not eligible to participate in the Retirement Plan.

The table below sets forth the estimated annual benefits (exclusive of Social Security payments) payable to participants in the specified compensation and years of service classifications, assuming continued active service until retirement. The average annual earnings used to compute the annual benefits are subject to a $200,000 limit.

PENSION PLAN TABLE

	ANNUAL PENSION
Average Annual Earnings Used for Computing Pension	15 Years of Service	20 Years of Service	25 Years of Service	30 Years of Service	35 Years of Service	40 Years of Service
$100,000	30,000	40,000	45,000	50,000	52,250	55,000
125,000	37,500	50,000	56,250	62,500	65,625	68,750
150,000	45,000	60,000	67,500	75,000	78,750	82,500
200,000	60,000	80,000	90,000	100,000	105,000	110,000

The present formula for determining annual benefits under the Retirement Plan’s life annuity option is (i) 2% of average annual salary (average annual salary during the five consecutive years out of the last twenty years of employment that give the highest average salary) for each of the first twenty years of benefit service, plus (ii) 1% of average annual salary for each of the next ten years of benefit service and (iii) 1/2% of average annual salary for each year of benefit service in excess of thirty, minus (iv) 50% of age 65 annual Social Security benefit (as defined in the Retirement Plan), and (v) any benefit under another Unitil retirement plan of a former employer for which credit for service is given under the Retirement Plan. A participant is eligible for early retirement at an actuarially reduced pension upon the attainment of age 55 with at least 15 years of service with Unitil or one of its subsidiaries. A participant is 100% vested in his benefit under the Retirement Plan after five years of service with Unitil or one of its subsidiaries. As of January 1, 2004, Messrs. Schoenberger, Collin, Meissner, Gantz and Black had 6, 15, 10, 19 and 5 credited years of service, respectively, under the Retirement Plan.

Unitil also maintains a Supplemental Executive Retirement Plan (“SERP”), a non-qualified defined benefit plan. SERP provides for supplemental retirement benefits to executives selected by the Board of Directors. At the present time, Messrs. Schoenberger, Collin and Meissner are eligible for SERP benefits upon attaining normal or early retirement eligibility. Annual benefits are based on a participant’s final average earnings less the participant’s benefits payable under the Retirement Plan, less other retirement income payable to such participant by Unitil or any previous employer and less income that a participant receives as a primary Social Security benefit. Early retirement benefits are available to a participant, with the Unitil Board’s approval, if the participant has attained age 55 and completed 15 years of service. Should a participant elect to begin receiving early retirement benefits under SERP prior to attaining age 60, the benefits are reduced by 5% for each year that commencement of benefits precedes attainment of age 60. If a participant terminates employment for any reason prior to retirement, the participant will not be entitled to any benefits. Under the SERP, at his present salary level, Mr. Schoenberger would be entitled to receive an annual benefit of $73,741, assuming normal retirement at age 65 and that his projected final average earnings are equal to the average of his respective three consecutive years of highest compensation prior to retirement. At their present salary levels, Messrs. Collin and Meissner would be entitled to an annual benefit of $0 under SERP, assuming normal retirement at age 65 and that their projected final average earnings are equal to the average of their respective three consecutive years of highest compensation prior to retirement.

(b) OWNERSHIP OF SECURITIES

NAME	DIRECTOR OF	SHARES OF UNITIL COMMON STOCK BENEFICIALLY OWNED on February 17, 2004 (1)
Robert G. Schoenberger	UTL, UES, USC, UPC, FG&E, URC	109,559	(4)(5)(6)(7)
Michael J. Dalton	UTL, UES, FG&E	41,456	(2)
Albert H. Elfner, III	UTL, UES, FG&E	5,923
Ross B. George	UTL, UES, FG&E	4,186
Charles H. Tenney III	UTL, UES, FG&E	3,753
M. Brian O’Shaughnessy	UTL, UES, FG&E	2,482
Edward F. Godfrey	UTL, UES, FG&E	1,432	(3)
Eben S. Moulton	UTL, UES, FG&E	2,368
Dr. Sarah P. Voll	UTL, UES, FG&E	1,015
David P. Brownell	UTL, UES, FG&E	1,011
Michael B. Green	UTL, UES, FG&E	711

NOTES:

Except as otherwise noted, each of the persons named above has held his present position (or another executive position with the same employer) for more than the past five (5) years.

(1)	Based on information furnished to Unitil by the nominees and continuing Directors. No Director standing for election, no Director whose term is continuing, and no officer beneficially owns more than one percent of the total outstanding shares.

(2)	Included are 8,588 shares held by a member of Mr. Dalton’s family. He has no voting rights or investment power with respect to, and no beneficial interest in, such shares.

(3)	Mr. Godfrey was elected by the Board in January, 2002, to fill the position vacated by Bruce W. Keough. Article II of Unitil’s By-Laws provide that a Director elected by the Board to fill a vacancy, whether due to the death, resignation, or other inability to serve of any Director previously elected, shall be elected for the unexpired term of his or her predecessor in office. Mr. Keough, who resigned from the Board in June, 2001, was elected in April, 2001, for a term of three years.

(4)	Included are 2,931 shares that are held in trust for Mr. Schoenberger under the terms of the Unitil Tax Deferred Savings and Investment Plan (“401(k)”). Mr. Schoenberger has voting power only with respect to the shares credited to his account. For further information regarding 401(k), see “Other Compensation Arrangements—Tax-Qualified Savings and Investment Plan” below.

(5)	Included are 34,495 options that Mr. Schoenberger has the right to purchase pursuant to the exercise of those options under the terms of the 1989 Key Employee Stock Option Plan (“KESOP”). For further information regarding the KESOP, see “Other Compensation Arrangements” below.

(6)	Included are 60,000 fully-vested options that Mr. Schoenberger has the right to purchase upon the exercise of those options under the terms of the 1998 Stock Option Plan (“Option Plan”). See “Other Compensation Arrangements.” Mr. Schoenberger was granted 20,000 options in March, 1999, 20,000 options in January, 2000, and 20,000 options in January, 2001, all of which vested at a rate of 25% in year one, 25% in year two, and 50% in year three, following the dates of the respective grants.

(7)	Included are 4,000 shares of restricted stock granted under the terms and conditions of the Restricted Stock Plan in May 2003 (see “Other Compensation Arrangements”). Shares granted under the Restricted Stock Plan vest at a rate of 25% per year, following the date of the grant. Currently, none of the shares of restricted stock are vested.

(c) TRANSACTIONS WITH SYSTEM COMPANIES - None

(d) INDEBTEDNESS TO SYSTEM COMPANIES - None

(e) OTHER BENEFITS

Unitil and certain subsidiaries maintain severance agreements (the “Severance Agreements”) with certain management employees, including Executive Officers. The Severance Agreements are intended to help assure continuity in the management and operation of Unitil and its subsidiaries in the event of a proposed “Change in Control.” Each Severance Agreement only becomes effective upon the occurrence of a Change in Control of Unitil as defined in the Severance Agreements. If an employee’s stipulated compensation and benefits, position, responsibilities and other conditions of employment are reduced during the thirty-six month period following a Change in Control, the employee is entitled to a severance benefit.

The severance benefit is a lump sum cash amount equal to (i) the present value of three years’ base salary and bonus; (ii) the present value of the additional amount the employee would have received under the Retirement Plan if the employee had continued to be employed for such thirty-six month period; (iii) the present value of contributions that would have been made by Unitil or its subsidiaries under the 401(k) if the employee had been employed for such thirty-six month period; and (iv) the economic benefit on any outstanding Unitil stock options and associated dividend equivalents, if applicable, assuming such options remained unexercised until the day preceding the expiration of the grant, including the spread on any stock options that would have been granted under the Option Plan if the employee had been employed for such thirty-six month period. Each Severance Agreement also provides for the continuation of all employee benefits for a period of thirty-six months, commencing with the month in which the termination occurred. In addition, pursuant to each Severance Agreement, Unitil is required to make an additional payment to the employee sufficient on an after-tax basis to satisfy any additional individual tax liability incurred under Section 280G of the Internal Revenue Code of 1986, as amended, with respect to such payments.

The Company entered into an employment agreement (“the 2003 Agreement”) with Mr. Schoenberger on November 1, 2003. The 2003 Agreement is the third such agreement between Mr. Schoenberger and the Company. The Company entered into an initial employment agreement with Mr. Schoenberger when he joined the Company on November 1, 1997, and then again on November 1, 2000. Upon the expiration of the second employment agreement on October 31, 2003, the Company entered into the 2003 Agreement with Mr. Schoenberger. The term of the 2003 Agreement is for three years with an expiration date of October 31, 2006. Under the terms of the 2003 Agreement, Mr. Schoenberger’s base salary shall initially be payable at the rate of $334,500 per year, which is subject to annual review by the Board for discretionary periodic increases in accordance with the Company’s compensation policies. Mr. Schoenberger is entitled to continued participation in the Company’s SERP, Executive Supplemental Life Insurance Program and all other employee benefit plans made available by the Company. The 2003 Agreement provides that Mr. Schoenberger shall participate in the Management Incentive Plan discussed above (see Item 6, Part III, section (a) “Other Compensation Arrangements”), the Option Plan (see Item 6, Part III, section (a) “The 1998 Stock Option Plan”), and the Restricted Stock Plan (see Item 6, Part III, section (a) “The Restricted Stock Plan), or any similar plan that may be established by the Company.

The 2003 Agreement also provides that the Severance Agreement, entered into on February 6, 1998, by and between Mr. Schoenberger and the Company, remain in effect. The Severance Agreement is more fully described above. The 2003 Agreement also provides that the Company, by action of the Board, may terminate Mr. Schoenberger’s employment for any reason. If Mr. Schoenberger’s employment is terminated by the Company during the term of the 2003 Agreement for any reason other than cause, death or disability, or if Mr. Schoenberger terminates his employment because of a constructive termination, the Company shall pay Mr. Schoenberger a combination of (i) base pay at the rate in effect on the date of employment termination, (ii) an annual amount equal to the average of the annual bonus amounts received by Mr. Schoenberger in the two calendar years preceding the year in which termination occurs, and (iii) benefits, in each case for a period of two years following the date of termination. If during such two-year period Mr. Schoenberger shall secure full-time employment, the Company’s obligation to provide benefits shall cease. All such payments described above will be made in accordance with the Company’s regular payroll policies.

(f) RIGHTS TO INDEMNITY

Unitil Corporation (the Corporation) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the person’s having served as, or by reason of the person’s alleged acts or omissions while serving as a director, officer, employee or agent of the Corporation, or while serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement or otherwise actually and reasonably incurred by him in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, said indemnification to be to the full extent permitted by law under the circumstances, including, without limitation, by all applicable provisions of the New Hampshire Business Corporation Act (“the Act”).

Any indemnification under this Article shall be made by the Corporation with respect to Directors or other persons after a determination that the person to be indemnified has met the standards of conduct set forth in the Act, such determination to be made by the Board of Directors, by majority vote of a quorum, or by other persons authorized to make such a determination under the Act.

The right of indemnification arising under this Article is adopted for the purpose of inducing persons to serve and to continue to serve the Corporation without concern that their service may expose them to personal financial harm. It shall be broadly construed, applied and implemented in light of this purpose. It shall not be exclusive of any other right to which any such person is entitled under any agreement, vote of the stockholders or the Board of Directors, statute, or as a matter of law, or otherwise, nor shall it be construed to limit or confine in any respect the power of the Board of Directors to grant indemnity pursuant to any applicable statutes or laws of The State of New Hampshire. The provisions of this Article are separable, and, if any provision or portion hereof shall for any reason be held inapplicable, illegal or ineffective, this shall not affect any other right of indemnification existing under this Article or otherwise. As used herein, the term “person” includes heirs, executors, administrators or other legal representatives. As used herein, the terms “Director” and “officer” include persons elected or appointed as officers by the Board of Directors, persons elected as Directors by the stockholders or by the Board of Directors, and persons who serve by vote or at the request of the Corporation as directors, officers or trustees of another organization in which the Corporation has any direct or indirect interest as a shareholder, creditor or otherwise.

The Corporation may purchase and maintain insurance on behalf of any person who was or is a Director, officer or employee of the Corporation or any of its subsidiaries, or who was or is serving at the request of the Corporation as a fiduciary of any employee benefit plan of the Corporation or any subsidiary, against any liability asserted against, and incurred by, such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the Act. The obligation to indemnify and reimburse such person under this Article, if applicable, shall be reduced by the amount of any such insurance proceeds paid to such person, or the representatives or successors of such person.

Unitil maintains a tax-qualified defined benefit pension plan and related trust agreement (the “Retirement Plan”), which provides retirement annuities for eligible employees of Unitil and its subsidiaries. Since the Retirement Plan is a defined benefit plan, no amounts were contributed or accrued specifically for the benefit of any officer of Unitil under the Retirement Plan. Directors of Unitil who are not and have not been officers of Unitil or any of its subsidiaries are not eligible to participate in the Retirement Plan.

ITEM 7.

CONTRIBUTIONS AND PUBLIC RELATIONS

Part I. Payments to any political party, candidate for public office or holder of such office, or any committee or agent thereof.

Vendor	Purpose of Payment	UES
Benson Committee	Civic Activities	$5,000

Part II. Payments to any citizens group or public relations counsel. None

ITEM 8.

SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between System companies.

There are a number of areas in which Unitil Energy Systems, Inc. (UES) and Fitchburg Gas and Electric Light Company (FG&E) work closely together and cooperate on a regular basis. The areas of cooperation include the following:

•	During emergencies and other occasional situations, FG&E and UES share line crews at cost.

•	FG&E and UES occasionally exchange materials and supplies, a practice, which assists substantially in the companies’ maintenance of cost-effective inventory and stock levels.

•	FG&E and UES, with the support and coordination provided by Unitil Service Corp., participate in joint purchasing and sharing of computer software, hardware and supplies, a practice which benefits all of the companies.

Part II. Contracts to purchase services or goods between any System company and (1) any affiliate company (other than a System company) or (2) any other company in which any officer or director of the System company, receiving service under the contract, is a partner or owns 5 percent or more of any class of equity securities. - None

Part III. The Company does not employ any other person or persons for the performance of management, supervisory or financial advisory services.

ITEM 9.

WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I. None

Part II. None

Part III. None

ITEM 10.

FINANCIAL STATEMENTS AND EXHIBITS

EXHIBITS

Exhibit A. A copy of Unitil Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003 (Incorporated herein by reference to File No. 1-8858).

Exhibit B.

Exhibit No.	Description of Exhibit	Reference

B-1	Unitil Corporation

B-1(a)	Certificate of Incorporation	Exhibit B-1(a)
Form U5B
File No. 30 -1

B-1(b)	Amendment to Certificate of Incorporation	Exhibit B-1(b)
Form U5B
File No. 30 - 1

B-1(c)	Articles of Incorporation	Exhibit B-1(c)
Form U5B
File No. 30 - 1

B-1(d)	Articles of Amendment to Articles of Incorporation	Exhibit B-1(d)
Form U5B
File No. 30 - 1

B-1(e)	By - Laws	Exhibit B-1(e)
Form U5B
File No. 30 - 1

B-2	Unitil Energy Systems, Inc.

B-2(a)	Charter (Articles of Association) and Amendments thereto	Exhibit B-2(a)
2002 Form U5S
File No. 30 - 1

B-2(b)	By - Laws	Exhibit B-2(b)
2002 Form U5S
File No. 30 - 1

B-3	Fitchburg Gas and Electric Light Company

B-3(a)	Articles of Incorporation and Amendments Thereto	Exhibit B-3(a)
Form U5B
File No. 30 - 1

B-3(b)	By - Laws	Exhibit B-3(b)
Form U5B
File No. 30 - 1

B-4	Fitchburg Energy Development Company

B-4(a)	Certificate of Incorporation	Exhibit B-4(a)
Form U5B
File No. 30 - 1

B-4(b)	By - Laws	Exhibit B-4(b)
Form U5B
File No. 30 -1

B-5	Unitil Power Corp.

B-5(a)	Certificate of Incorporation	Exhibit B-5(a)
Form U5B
File No. 30 - 1

B-5(b)	Articles of Incorporation	Exhibit B-5(b)
Form U5B
File No. 1-

B-5(c)	Statement of Change of Registered Office	Exhibit B-5(c)
Form U5B
File No. 30 - 1

B-5(d)	By - Laws	Exhibit B-5(d)
Form U5B
File No. 30 - 1

B-6	Unitil Realty Corp.

B-6(a)	Certificate of Incorporation	Exhibit B-6(a)
Form U5B
File No. 30 - 1

B-6(b)	Articles of Incorporation	Exhibit B-6(b)
Form U5B
File No. 30 - 1

B-6(c)	By - Laws	Exhibit B-6(c)
Form U5B
File No. 30 - 1

B-7	Unitil Service Corp.

B-7(a)	Certificate of Incorporation	Exhibit B-7(a)
Form U5B
File No. 30 - 1

B-7(b)	Articles of Incorporation	Exhibit B-7(b)
Form U5B
File No. 30 - 1

B-7(c)	By - Laws	Exhibit B-7(c)
Form U5B
File No. 30 - 1

B-8	Unitil Resources, Inc.

B-8(a)	Certificate of Incorporation	Exhibit B-8(a)
1993 Form U5S
File No. 30 - 1

B-8(b)	Articles of Incorporation and	Exhibit B-8(b)
	Addendum to Articles of Incorporation	1993 Form U5S
File No. 30 - 1

B-8(c)	By - Laws	Exhibit B-8(c)
1993 Form U5S
File No. 30 - 1

Exhibit C.

(a) INDENTURES

Exhibit No.	Description of Exhibit	Reference

C-1	Twelfth Supplemental Indenture of Unitil Energy Systems, Inc., successor to Concord Electric Company, dated as of December 2, 2002, amending and restating the Concord Electric Company Indenture of Mortgage and Deed of Trust dated as of July 15, 1958.	Exhibit 4.1 to Form 10-K for 2002 File No. 1-8858

C-2	FG&E Purchase Agreement dated March 20, 1992 for the 8.55% Senior Note due March 31, 2004.	Exhibit C-2 Form U5B File No. 30 - 1

C-3	FG&E Note Agreement dated November 30, 1993 for the 6.75% Notes due November 30, 2023.	Exhibit 4.18 to Form 10-K for 1993 File No. 1-8858

C-4	FG&E Note Agreement dated January 26, 1999 for the 7.37% Notes due January 15, 2028.	Exhibit 4.25 to Form 10-K for 1999 File No. 1-8858

C-5	FG&E Note Agreement dated June 1, 2001 for the 7.98% Notes due June 1, 2031.	Exhibit 4.6 to Form 10-Q for June 30, 2001 File No. 1-8858

C-6	Unitil Realty Corp. Note Purchase Agreement dated July 1, 1997 for the 8.0% Senior Secured Notes due August 1, 2017.	Exhibit 4.22 to Form 10-K for 1997 File No. 1-8858

C-7	FG&E Note Agreement dated October 15, 2003 for the 6.79% Notes due October 15, 2025.	Exhibit 4.7 to Form 10-K for 2003 File No. 1-8858

Exhibit D. Tax Allocation Agreement

AGREEMENT made as of September 10, 1985, among Concord Electric Company, a New Hampshire corporation, Exeter & Hampton Electric Company, a New Hampshire corporation, UNITIL Service Corp., a New Hampshire corporation, and UNITIL Power Corp., a New Hampshire corporation, and UNITIL Corporation (‘UNITIL”), a New Hampshire corporation, (“AFFILIATE” companies or collectively, the “AFFILIATES”). Whenever it is intended to include UNITIL in the context of the affiliated group, the term “CONSOLIDATED AFFILIATE” or “CONSOLIDATED AFFILIATES” may be used, and when reference is to the affiliated group as a collective tax paying unit the term “Group” may be used.

WHEREAS, UNITIL owns at least 80 percent of the issued and outstanding shares of each class of voting common stock of each of the AFFILIATES: each of the CONSOLIDATED AFFILIATES is a member of the affiliated group within the meaning of section 1504 of the Internal Revenue Code of 1954, as amended (the “Code”), of which UNITIL is the common parent corporation; and UNITIL proposes to include each of the AFFILIATES in filing a consolidated income tax return for the calendar year 1985;

NOW, THEREFORE, UNITIL and the AFFILIATES agree as follows:

1. Consolidated Return Election. If at any time and from time to time UNITIL so elects, each of the AFFILIATES will join in the filing of a consolidated Federal income tax return for the calendar year 1985 and for any subsequent period for which the Group is required to file such a return. UNITIL and its affiliates agree to file such consents, elections and other documents and to take such other action as may be necessary or appropriate to carry out the purposes of this Section 1. Any period for which any of the AFFILIATES is included in a consolidated Federal income tax return filed by UNITIL is referred to in the Agreement as a “Consolidated Return Year”.

2. AFFILIATES’ Liability to UNITIL for Consolidated Return Year. Prior to the filing of each consolidated return by UNITIL, each of the AFFILIATES included therein shall pay to UNITIL the amount, if any, on the Federal income tax for which the AFFILIATES would have been liable for that year, computed in accordance with Treasury Regulations, section 1.1552-1(a)(2)(ii) as though that AFFILIATE had filed a separate return for such year, giving the effect to any net operating loss carryovers, capital loss carryovers, investment tax credit carryovers, foreign tax carryovers or other similar items, incurred by that AFFILIATE for any period ending on or before the date of this Agreement.

The foregoing allocation of Federal income tax liability is being made in accordance with Treasury Regulations, sections 1.1552-1(a)(2) and 1.1502-33(d)(2)(ii), and no amount shall be allocated to any CONSOLIDATED AFFILIATE in excess of the amount permitted under Treasury Regulations, section 1.1502-33(d)(2)(ii). Accordingly, after taking into account the allocable portion of the Group’s Federal income tax liability, no amount shall be allocated to any CONSOLIDATED AFFILIATE in excess of the amount permitted in accordance with Treasury Regulations, section 1.1502-33(d)(2)(ii).

3. UNITIL Liability to Each Affiliate for Consolidated Return Year. If for any Consolidated Return Year, any AFFILIATE included in the consolidated return filed by UNITIL for such year has available a net operating loss, capital loss, foreign tax credit, investment tax credit or similar items (computed by taking into account carryovers of such items from periods ending on or before the date of this Agreement) that reduces the consolidated tax liability of the Group below the amount that would have been payable if that AFFILIATE did not have such item available, UNITIL shall pay the amount of the reduction attributable to such AFFILIATE PRIOR TO THE FILING of the consolidated return for such year.

The amount of the reduction shall be equal to a portion of the excess of (i) the total of the separate return tax liabilities of each of the CONSOLIDATED AFFILIATES computed in accordance with Section 2 of this Agreement, over (ii) the Federal income tax liability of the Group for the year. The portion of such reduction attributable to an AFFILIATE shall be computed by multiplying the total reduction by a fraction, the numerator of which is the value of the tax benefits contributed by the AFFILIATE to the Group and the denominator of which is the value of the total value of such benefits contributed by all CONSOLIDATED AFFILIATES during the year.

For purposes of the foregoing paragraph a deduction of credit generated by a CONSOLIDATED AFFILIATE which is in excess of the amount required to eliminate its separate tax return liability but which is utilized in the computation of the Federal income tax liability of the Group shall be deemed to be a tax benefit contributed by the CONSOLIDATED AFFILIATE to the Group. The value of a deduction which constitutes such a benefit shall be determined by applying the current corporate income tax rate, presently 46 percent, to the amount for the deduction. The value of a credit that constitutes such a benefit shall be the tax savings, currently 100 percent thereof. The value of capital losses used to offset capital gains shall be computed at the then current rate applicable to capital gains for corporations.

4. Payment of Estimated Taxes. Prior to the paying and filing of estimated consolidated tax declaration by UNITIL, each of the AFFILIATES included in such estimated tax declaration shall pay to UNITIL the amount, if any, of the estimated Federal income tax for which the AFFILIATE would have been liable for that year, computed as though that AFFILIATE had filed a separate estimated tax declaration for such year.

5. Tax Adjustments. In the event of any adjustments to the consolidated tax return as filed (by reason of an amended return, a claim for refund of an audit by the Internal Revenue Service), the liability, if any, of each of the AFFILIATES under Sections 2, 3, and 4 shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments between UNITIL and the appropriate AFFILIATES shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest.

Interest and penalties, if any, attributable to such an adjustment shall be paid by each AFFILIATE to UNITIL in proportion to the increase in such AFFILIATE’S separate return tax liability that is required to be paid to UNITIL, as computed under Section 2.

6. Subsidiaries of Affiliates. If at any time, any of the AFFILIATES acquire or creates one or more subsidiary corporations that are includable corporations of the Group, they shall be subject to this Agreement and all references to the AFFILIATES herein shall be interpreted to include such subsidiaries as a group.

7. Successors. This Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of UNITIL or any of the AFFILIATES succeeding to the tax attributes of such corporation under Section 381 of the Code) to the same extent as if such successor had been an original party to this Agreement.

8. Affiliates’ Liability for Separate Return Years. If any of the AFFILIATES leaves the Group and files separate Federal income tax returns, within 120 days of the end of each of the first fifteen taxable years for which it files such returns, it shall pay to UNITIL the excess, if any, of (A) Federal income tax that such AFFILIATE would have paid for such year (on a separate return basis giving the effect to its net operating loss carryovers) if it never had been a member of the Group, over (B) the amount of Federal income tax such AFFILIATE has actually paid or will actually pay for such years.

9. Examples of Calculations. Attached hereto and made part hereof, as “Appendix A to Tax Sharing Agreement By and Between UNITIL Corporation and Its Affiliated Companies”, are illustrated examples of the matters contained herein.

In witness whereof, the duly authorized representatives of the parties hereto have set their hands this tenth day of September, 1985.

UNITIL CORPORATION

By	/s/ Michael J. Dalton

its	President

EXETER & HAMPTON ELECTRIC COMPANY

By	/s/ Michael J. Dalton

its	President

CONCORD ELECTRIC COMPANY

By	/s/ Douglas K. Macdonald

its	President

UNITIL POWER CORP.

By	/s/ Michael J. Dalton

its	President

UNITIL SERVICE CORP.

By	/s/ Peter J. Stulgis

its	President

APPENDIX A TO TAX SHARING AGREEMENT

BY AND BETWEEN UNITIL CORPORATION AND ITS

AFFILIATED COMPANIES

The allocation agreement follows the Internal Revenue Service Regulations for “basic” and “supplemental” allocation of consolidated return liability and benefits.

The “basic” method used to allocate UNITIL’S liability shown on the consolidated return is provided by Internal Revenue Code Section 1552(a) and provides for allocation based on the amount of tax liability calculated on a separate return basis.

The “supplemental” method provides that the tax savings of credits and deductions in excess of the amount of the individual company can use, but which can be used in consolidations, is allocated among the members supplying the savings and the benefiting members reimburse them.

For example, assume that a three-member group has consolidated tax liability of $200,000 and $100,000 respectively. The individual members, A, B, and C have separate return taxable income (loss) of $150,000, $100,000, and $(50,000) and the individual members have separate return liabilities of $75,000, $50,000, and none, respectively. (Loss members are deemed to have a zero tax liability.) Under the proposed method, the Individual tax liability and benefit is allocated as follows:

Member	A	B	C
Taxable Income (Loss)	$150,000	$100,000	$(50,000)
Separate Tax Liability	75,000	50,000	none
Percent of Total ($125,000)	60%	40%	0%
Consolidated Tax Allocation	60,000	40,000	none
Separate Tax Liability	75,000	50,000	0
Less Consolidated Tax	60,000	40,000	0

	15,000	10,000	0
	100%	100%

Supplemental Allocation	15,000	10,000	0
Benefits paid to C	($15,000)	($10,000)	($25,000)

Regulation 1.1502-33(d) provides the “supplemental” method of allocating tax liability in order to permit members to receive reimbursement for contributing tax deductions or credits to the group. The method adopted by the Company and outlined at Regulation 1.1502-33(2)(ii) provides for immediate reimbursement for the tax year involved. The steps are as follows:

(1) Tax liability is allocated to the members by the basic method outlined above.

(2) Each member with a separate company tax will be allocated 100% of the excess of its separate return liability over its share of the consolidated liability under step (1).

(3) The amounts allocated to benefiting members under Step 2 are credited to the members supplying the capital losses, deductions, credits or other items to which the savings are attributable. For this purpose an amount generated by a member which is in its own separate return tax liability and which is utilized in the computation of the Federal income tax liability of the group shall be deemed to be a tax benefit contributed by the member to the group.

In some years the Step 2 savings to be credited may be less than the total tax savings items available for use. In such a case, the savings shall be attributed to tax savings items in the order that they are used on the consolidated return and in an amount equal to the savings actually realized.

Under this method, capital losses would normally be used first to the extent there are capital gains, since these items are netted in order to reach income, and are used before any deductions or credits are taken into account. The value of the capital loss would be the current rate of tax for capital gain income of the loss. The next item to be used would be deductions resulting in a current year operating loss, and these would be valued at the marginal rate of tax on the income they offset. This is normally 46 percent under current law, but would be less for income under $100,000, which falls in to the graduated tax brackets under Reg.1.1502-33 (d)(2), the amount of each graduated rate bracket is apportioned equally by dividing that amount by the number of corporations that where members of the group. Additionally, an alternative is to allocate the amount of each graduated rate bracket based on an election made be each of the companies’ and including with that year’s tax return. Operating loss carryovers would be used next, and finally credits would be used. Credits will be valued at 100 percent, since they result in dollar for dollar savings. Where the total amount of an item is not used, the savings will be allocated to each member in proportion to his share of the total of that benefit available from all members of the consolidated group.

(4) Benefiting members will reimburse the other members prior to the filing of the consolidated tax return.

A more complicated situation is presented when there are several loss companies. Assume that the facts are the same as above except that there are three loss companies: C, D, and E with the following tax savings items:

	C	D	E
Capital Loss	0	5,000	0
Current Operating Loss	5,000	0	3,000
Operating Loss Carryover	0	10,000	0
Credits	4,000	8,000	4,000

Allocation of the $25,000 benefit from Step 2 would proceed as follows:

	C	D	E	Remaining Benefit
Capital Gains @ 28%	0	1,400	0	23,600
Current Operating Loss Offsetting 46% Income	2,300	0	1,380	19,920
Operating Loss Carryover Offsetting 46% Income		4,600		15,320
Credits @ 100% (proportionate)	3,830	7,600	3,830	0
Total Allocated	6,130	13,660	5,210	0

Thus companies A and B would reimburse C, D and E for the above amounts. There will be credit carryovers for C, D, and E of $170, $340, and $170, respectively.

Separate Return Liability

The allocations and reimbursements outlined above use the concept of a “separate return tax liability” as a starting point for allocations. This liability is the amount which a member of the affiliated group would pay of it filed a separate return. It is calculated in three basic steps.

(1) The rules for consolidated return deferred accounting, inventory adjustments, basis determination, basis adjustments, excess losses, earnings and profits, and obligations of members must be applied.

(2) Intercompany dividends are eliminated and no dividend received or paid deduction is allowed on intercompany dividends.

(3) Adjustments are made for specific items used in the consolidated return which must be divided by some equitable method among the members.

The third step is the subject of this part of the Appendix. Two different approaches may be taken for the apportionment of the limits, deductions, and exemptions used to reach tax liability.

It is recognized that each company is a part of an affiliated group, and that all credits, deductions and limitations must be apportioned in some equitable manner.

Specific Apportionments

(1) Carryovers. On a consolidated basis, items such as operating losses, capital losses, and contributions will be used first from the current year and then carried forward from the oldest year forward until exhausted. It is the intention of the Tax Sharing Agreement, for allocation and reimbursement purposes, that a member shall use its own carryovers first before it is required to reimburse another member for use of its carryover in consolidation, without regard for the fact that the tax regulations for consolidated returns may require a different order.

(2) Contribution Deduction. The amount of the contribution deduction is limited to 10% of consolidated taxable income. Thus the amount allowable may exceed the actual contributions. In order to avoid having a consolidated contribution carryover which is not owned by a member, each member agrees that its deduction be limited to its proportionate share on a separate return basis of the consolidated contribution deduction in a given year, rather than 10% of its separate return income, and that any contribution in excess of such amount be treated as its own carryover.

If the consolidated deduction is greater than the separate deductions of the profitable members (thus permitting a deduction for contributions of a loss member) the excess allowable deduction will be allocated to the loss members in proportion to the excess allowable over their available contributions.

Contribution Illustration

	Example A	A	B	C	Consolidated
	Income before contributions	12,000	100	(5,600)	6,500
Contributions	- current	400	25	100
	- carryover	300	25
	- available	700	50	100
10% Limit					650
	Allowable on SR basis	1,200	10
	Allowable by agreement	644	6
	Carryover by agreement
	- current	0	19	100
	- prior	56	25

	Taxable income	11,356	94	(5,600)	5,850

	Example B	A	B	C	Consolidated
	Income before contributions	12,000	(100)	(5,400)	6,500
Contributions	- current only	200	50	200
	10% Limit				650
	Available on SR basis	200			200
	Excess deduction allowable				250
	Allocation by agreement		50	200
	Carryover by agreement		50	200

	Taxable income	11,800	(150)	(5,600)	6,050

(3) Tax Brackets. The members agree that the brackets will first be applied equally to the members with ordinary income. If the allocated amount exceeds income, the excess can be reapplied equally to the other members with remaining income.

(4) I.T.C. Limitation. The limitation on 100% utilization of investment tax credit provided by Internal Revenue Code S46(a)(3), currently $25,000, will be allocated equally among the members with tax liability and available credits, with any excess to be allocated equally to those with remaining liability and credits.

(5) I.T.C. Limit for Used Property. The limitations on used property cost deemed eligible for investment credit, currently $215,000, will be allocated equally among the companies that have used property acquisitions with a ten year recovery life in any year. If a member is unable to utilize all of its allocated amount the excess will be allocated proportionately to the members with used property acquisitions in excess of their allocated share. If there are insufficient ten year recovery life assets, the remainder will be allocated to five year recovery life assets in a similar manner. Likewise, if there are not enough ten and five year recovery life assets, the remainder of the $100,000 limitation will be allocated equally to members having three year recovery life used property additions.

(6) Future Developments. Any credits, deductions, or other items established by future legislation will be allocated in a manner consistent with the above methods.

The foregoing examples are for illustrative purposes and are not intended to cover all possible situations that may arise.

Exhibit E - Other Documents - None

Exhibit F - Supporting Schedules

Exhibit G - None

Exhibit H - Organizational Chart - Not Applicable

Exhibit I - Majority Owned Associate Company - Not Applicable

Report of Independent Certified Public Accountants

To the Shareholders of Unitil Corporation:

We have audited the consolidated balance sheet and consolidated statement of capitalization of Unitil Corporation and subsidiaries as of December 31, 2003 and the related consolidated statement of earnings, cash flows and changes in common stock equity for the year then ended, included in the 2003 annual report on Form 10K and incorporated by reference in this Form U5S. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unitil Corporation and subsidiaries as of December 31, 2003, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Boston, Massachusetts

February 6, 2004

SIGNATURES

Each undersigned System company has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

UNITIL CORPORATION

By	/s/ Robert G. Schoenberger

Robert G. Schoenberger Chairman of the Board, Chief Executive Officer & President

UNITIL RESOURCES, INC., USOURCE, INC.

By	/s/ Todd R. Black

Todd R. Black President

UNITIL SERVICE CORP.

By	/s/ Mark H. Collin

Mark H. Collin President

UNITIL REALTY CORP.

By	/s/ George E. Long

George E. Long President

UNITIL ENERGY SYSTEMS, INC. FITCHBURG GAS AND ELECTRIC LIGHT COMPANY.

By	/s/ Robert G. Schoenberger

Robert G. Schoenberger President

UNITIL POWER CORP.

By	/s/ David K. Foote

David K. Foote President

Date: April 28, 2004